May 7, 2025

Scott Giacobello
Chief Financial Officer
Whitehawk Therapeutics, Inc.
2 Headquarters Plaza East Building
11th Floor
Morristown, NJ 07960

       Re: Whitehawk Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2025
           File No. 001-38560
Dear Scott Giacobello:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations.
Recent Developments, page 103

1. Please confirm that in future filings, wherever you disclose the material terms of your
       License Agreement with WuXi Biologics, you will also disclose the royalty term and the termination provisions.
 May 7, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences